UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



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                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No.1)*


                         BIO-IMAGING TECHNOLOGIES, INC.
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                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $.00025 PER SHARE
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                         (Title of Class of Securities)


                                  09056N103000
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                                 (CUSIP Number)


        Daniel R Posilovich, 1729 So Douglass Rd, Ste C Anaheim, CA  92806
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 11, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09056N103000
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Daniel R Posilovich
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    431,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    431,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     431,500
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN-Individual
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
Explanatory Note: This Schedule 13D is being filed to report sales by the Reporting Person resulting in beneficial ownership of common stock of Bio-Imaging Technologies, Inc. of less than 5% of the outstanding common stock of such corporation.
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, $.00025, par value ("Common Stock") of Bio-Imaging Technologies, Inc. The principal executive offices of the Issuer are presently located at 826 Newton -Yardley Road, Newton, Pennsylvania 18940-1721.

ITEM 2.   IDENTITY AND BACKGROUND

          The Reporting Person is Daniel R Posiloich. His principal business and office are at 1729 So Douglass Rd, Ste C Anaheim, CA 92806.

          During the last five (5) years, Daniel R Posilovich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five (5) years, Daniel R Posilovich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          None

ITEM 4.   PURPOSE OF TRANSACTION

            The Reporting Person sold shares of common stock. Periodically, the Reporting Person sells a portion of his holdings in the Issuer at a time and in an amount consistent with prudent investment guidelines in an effort to maintain balance and diversification for his portfolios.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          As of August 11, 2003, the Reporting Person had an interest in the Securities of the Issuer as follows:

          Name: Daniel R Posilovich

          No. of Shares: 431,500

          Voting Power: Sole

          Disposition Power: Sole

          Aggregate Percentage Beneficially Owned*: 4.8%

          *Based upon 8,812,852 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2003.

          During the past sixty (60) days, the Reporting Person sold 151,000 shares of Common Stock at an average price per share of $7.25.
          All shares of Common Stock were sold in open market transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the
          Reporting Person and any other person with respect to any securities
	  of the Issuer, including but not limited to the transfer of voting of
	  any securities, finder's fees, joint ventures, loan or option agreements,
	  puts or calls, guarantees of profits, division of profits or loss, or the
	  giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: September 11, 2003



                                           By: /s/ Daniel R Posilovich
                                               -----------------
                                           Name:  Daniel R Posilovich
                                           Title: Individual Shareholder